FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Board Authorizes Own Share Repurchase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on February 6, 2012, in Kyoto, Japan

Nidec Board Authorizes Own Share Repurchase

Nidec Corporation (NYSE: NJ) announced today that it has resolved at a meeting of the Board of Directors held on February 5, 2012 to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Companies Act of Japan.

Reason for Share Repurchase

This resolution is intended to ensure agile capital management highly responsive to the changing business environment.

Details of Authorized Share Repurchase

1. Class of shares: Common stock

2. Total number of repurchaseable shares: Up to 3,000,000 shares

(2.07% of total number of shares issued)

3. Total repurchase amount: Up to 25 billion yen

4. Period of repurchase: From February 7, 2012 through February 6, 2013

Reference

Total number of shares issued and treasury shares as of January 31, 2012:

• Total number of shares issued (excluding treasury stock): 136,834,608 shares

• Treasury stock: 8,240,472 shares

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding Nidec's current intent, plans, expectations and estimates. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, available funds, future alternative uses for cash, future competing investment opportunities, and general economic, business and market conditions. Nidec assumes no obligation to, and does not currently intend to, update these forward-looking statements, except as required by law.

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